Unofficial consolidation for financial years beginning on or after January 1, 2011

Form 52-109FV1
Certification of Annual Filings
Venture Issuer Basic Certificate

I, Scott Hean, Chief Financial Officer of Quaterra Resources Inc, certify the following:

1.

Review: I have reviewed the AIF, which was incorporated in a Form 20-F, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Quaterra Resources Inc. (the “issuer”) for the financial year ended December 31, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: March 31, 2015

“Scott Hean”
_______________________
Scott Hean
Chief Financial Officer